UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Monte M. Brem
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 58,084,061
	(9)	Sole Dispositive Power 3,769,569
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,084,061
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 59.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Scott W. Hart
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 58,084,061
	(9)	Sole Dispositive Power 3,121,188
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,084,061
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 59.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Jason P. Ment
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 58,084,061
	(9)	Sole Dispositive Power 785,867
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,084,061
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 59.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Jose A. Fernandez
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 58,084,061
	(9)	Sole Dispositive Power 5,369,748
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,084,061
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 59.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Johnny D. Randel
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 58,084,061
	(9)	Sole Dispositive Power 1,334,626
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,084,061
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 59.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Michael I. McCabe
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 58,084,061
	(9)	Sole Dispositive Power 4,458,726
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,084,061
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 59.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Thomas Keck
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 58,084,061
	(9)	Sole Dispositive Power 5,352,248
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,084,061
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 59.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Lexington Avenue, 31st Floor, New York, NY 10017.

This amendment (the “Amendment”) amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2020, as amended on March 25, 2021 (the “Original Filing” and, as amended by this Statement, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Statement is being filed jointly by Monte M. Brem, Scott W. Hart, Jason P. Ment, Jose A. Fernandez, Johnny D. Randel, Michael I. McCabe and Thomas Keck. The foregoing persons are referred to collectively as the “Reporting Persons.” Each of the Reporting Persons is filing in his capacity as a member of the Class B Committee. In addition, Messrs. Brem, Hart, Fernandez, McCabe and Keck are filing as the direct owners of more than 5% of the Class B units (the “Class B Units”) of StepStone Group LP (the “Partnership”).

Mark Maruszewski, Thomas Bradley, David Jeffrey and Darren Friedman are no longer members of the Class B Committee and are filing this Amendment to indicate they are no longer Reporting Persons for purposes of this Schedule 13D.

The Reporting Persons constitute the current members of the Class B Committee. As described more fully below, pursuant to the Stockholders Agreement (as defined below), the members of the Class B Committee have the right to direct the voting of certain shares of Class A Common Stock and Class B common stock, par value $0.001 per share (the “Class B Common Stock”), of the Issuer. As a result, the Reporting Persons may be deemed to have beneficial ownership over 58,084,061 shares of voting stock held by stockholders party to the Stockholders Agreement.

As of the date of this filing, the members of the Class B Committee collectively beneficially own, directly or indirectly, approximately 37.1% of the aggregate voting power of the Class A Common Stock and Class B Common Stock, and the parties to the Stockholders Agreement (inclusive of the Class B Committee) collectively hold, directly or indirectly, approximately 73.2% of the aggregate voting power of the Class A Common Stock and Class B Common Stock. As a result of the arrangement set forth in the Stockholders Agreement, the Class B Committee are expected to control the outcome of matters submitted to the Issuer’s stockholders until a Sunset has occurred.

(a)	As of the date of this Statement:

(i)	Monte M. Brem beneficially owns 3,769,569 shares of Class A Common Stock as the beneficial owner of 3,769,569 Class B Units owned by MMAR HNL, LLC;

(ii)	Scott W. Hart beneficially owns 3,121,188 shares of Class A Common Stock as the beneficial owner of 13,380 shares of Class A Common Stock and 3,107,808 Class B Units owned by a family trust;

(iii)	Jason Ment beneficially owns 785,867 shares of Class A Common Stock as the direct holder of 4,460 shares of Class A Common Stock and the direct holder of 781,407 Class B Units;

(iv)

Jose A. Fernandez beneficially owns 5,369,748 shares of Class A Common Stock as the direct holder of 8,920 shares of Class A Common Stock, the beneficial owner of 3,755,328 Class B Units owned by a family trust and the beneficial owner of 1,605,500 Class B Units owned by Santaluz Capital Partners, LLC;

(v)	Johnny D. Randel beneficially owns 1,334,626 shares of Class A Common Stock as the direct holder of a corresponding number of Class B Units;

(vi)

Michael I. McCabe beneficially owns 4,458,726 shares of Class A Common Stock as the direct holder of 2,838,726 Class B Units and as the beneficial owner of 1,620,000 Class B Units owned by a family trust, for which Mr. McCabe’s wife has sole voting power;

(vii)

Thomas Keck beneficially owns 5,352,248 shares of Class A Common Stock as the direct holder of 55,750 shares of Class A Common Stock, the beneficial owner of 4,197,166 Class B Units owned by a family trust, in which Mr. Keck shares voting power with his wife, and the beneficial owner of 1,099,332 Class B Units owned by Cresta Capital, LLC; and

(viii)

The Reporting Persons collectively beneficially own 58,084,061 shares of voting stock held by Class B stockholders by virtue of their membership on the Class B Committee and pursuant to the terms of the Stockholders Agreement.

Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons.

(c)	Certain of the Reporting Persons hold positions at the Issuer and the Partnership as their principal occupation.

Name	Principal Occupation (at Issuer unless otherwise noted)

Monte M. Brem	Chairman and Co-Chief Executive Officer of the Issuer and the Partnership, Director of the Issuer and Partner of the Partnership
Scott W. Hart	Co-Chief Executive Officer of the Issuer and the Partnership, Director of the Issuer and Partner of the Partnership
Jason P. Ment	President and Co-Chief Operating Officer of the Issuer and the Partnership, and Partner of the Partnership
Jose A. Fernandez	Co-Chief Operating Officer of the Issuer and the Partnership, Director of the Issuer and Partner of the Partnership
Johnny D. Randel	Chief Financial Officer of the Issuer and the Partnership, and Partner of the Partnership
Michael I. McCabe	Head of Strategy of the Issuer and the Partnership, Director of the Issuer and Partner of the Partnership
Thomas Keck	Director of the Issuer and Partner of the Partnership

(f)	Each natural person identified in this Item 2 is a citizen of the United States.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3, but excluding any shares beneficial owned solely by virtue of the Stockholders Agreement.

Each of the Reporting Persons may be deemed to have beneficial ownership over 58,084,061 shares of voting stock held by Class B stockholders party to the Stockholders Agreement (inclusive of the shares listed in the table), representing 59.2% of Class A Common Stock outstanding (assuming that the 45,024,209 Class B Units subject to the Stockholders Agreement are exchanged), which has been omitted from the table below.

Reporting Person	Number of Shares With Dispositive Power	Percentage of Class A Common Stock Outstanding(1)
Monte M. Brem	3,769,569	6.6%
Scott W. Hart	3,121,188	5.6%
Jason P. Ment	785,867	1.5%
Jose A. Fernandez	5,369,748	9.2%
Johnny D. Randel	1,334,626	2.5%
Michael I. McCabe	4,458,726	7.8%
Thomas Keck	5,352,248	9.2%

(1)

Based on 53,022,694 shares of Class A Common Stock issued and outstanding upon the closing of the Acquisition, and assuming that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them for shares of Class A Common Stock on a one-for-one basis, but no other Reporting Person or party to the Stockholders Agreement exchanges their Class B Units.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

Except as set forth in this Item 5, the Reporting Persons have not effected any transaction in shares of Class A Common Stock during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed by the Issuer in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2021, on September 20, 2021 (the “Closing Date”), the Issuer acquired Greenspring Associates, Inc., a Delaware corporation (“GA Inc.”) and Greenspring Back Office Solutions, Inc. (“GBOS Inc.”), pursuant to that certain Transaction Agreement, dated as of July 7, 2021, by and among the Issuer, the Partnership, certain wholly-owned subsidiaries of the Issuer, the sellers party thereto (the “Sellers”), GA Inc., GBOS Inc., and Shareholder Representative Services LLC, solely in its capacity as the initial Seller Representative (as defined therein) (the “Acquisition”).

On the Closing Date, the Issuer and the Partnership entered into an Amended and Restated Stockholders Agreement of the Issuer (the “Stockholders Agreement”), a Ninth Amended and Restated Limited Partnership Agreement of the Partnership (the “Partnership Agreement”) and a Class C Exchange Agreement (the “Class C Exchange Agreement”), in each case, to provide for certain governance and other rights and restrictions applicable to the Sellers that were issued shares of Class A Common Stock and/or Class C units of the Partnership (the “Class C Units”) in connection with the Acquisition.

Pursuant to the Stockholders Agreement, certain holders of Class A Common Stock and Class B Common Stock and, to the extent set forth below, certain holders of Class C Units of the Partnership agree or will agree to vote all their shares of voting stock, including Class A Common Stock and Class B Common Stock, together and in accordance with the instructions of the Class B Committee on any matter submitted to the Issuer’s common stockholders for a vote. Under the Stockholders Agreement, the Reporting Persons have given an irrevocable proxy, coupled with an interest, to the Chair and Secretary of the Class B Committee to vote such Reporting Persons’ shares of Class A Common Stock and Class B Common Stock.

The Class C Exchange Agreement contains certain timing and volume limitations on exchanges of Class C Units held by the Sellers: no exchanges will be permitted until after the first anniversary of the Closing Date, and then exchanges may not exceed one-third of their original holdings prior to the second anniversary of the Closing Date and two-thirds of their original holdings prior to the third anniversary of the Closing Date. After the third anniversary of the Closing Date, these limitations expire. Under the Class C Exchange Agreement, the Board of Directors of the Issuer may waive these limitations in its discretion. Certain holders of Class C Units of the Partnership have agreed, pursuant to the Class C Exchange Agreement, to become party to the Stockholders Agreement upon an exchange of Class C Units for Class A Common Stock.

Pursuant to an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), certain stockholders can require the Issuer to register for resale under the Securities Act of 1933, as amended, their shares of Class A Common Stock, whether currently owned or issued upon exchange of the Class B Units or Class C Units. The registration rights agreement also provides for customary piggyback rights.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Partnership Agreement, the Registration Rights Agreement, the Stockholders Agreement and the Class C Exchange Agreement, filed herewith as Exhibits 2, 5, 6 and 7, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

2.	Ninth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

3.	Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

4.	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

5.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

6.	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

7.	Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

24.1	Power of Attorney for Monte M. Brem (incorporated by reference to Exhibit 24.1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.2	Power of Attorney for Scott W. Hart (incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.3	Power of Attorney for Jason P. Ment (incorporated by reference to Exhibit 24.3 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.4	Power of Attorney for Jose A. Fernandez (incorporated by reference to Exhibit 24.4 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.5	Power of Attorney for Johnny D. Randel (incorporated by reference to Exhibit 24.5 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.6	Power of Attorney for the Michael I. McCabe (incorporated by reference to Exhibit 24.6 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.7	Power of Attorney for Thomas Keck (incorporated by reference to Exhibit 24.8 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2021

1.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Monte M. Brem

2.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Scott W. Hart

3.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jason P. Ment

4.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jose A. Fernandez

5.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Johnny D. Randel

6.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Michael I. McCabe

7.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Thomas Keck